Exhibit 19.1

Insider Trading Compliance Manual

DarioHealth Corp.

Adopted March 5, 2013, Updated February 19, 2025

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees, consultants, attorneys, advisors and other related persons, the Board of Directors (the “Board”) of DarioHealth Corp., a Delaware corporation (the “Company”) has adopted the policies and procedures described in this Insider Trading Compliance Manual.

I.Adoption of Insider Trading Policy.

Effective as of the date written above, the Company has adopted the Insider Trading Policy attached hereto as Exhibit A (the “Policy”), which prohibits trading based on material, nonpublic information regarding the Company (“Inside Information”). The Policy covers all officers and directors of the Company, all other employees of the Company and its subsidiaries, all secretaries and assistants supporting such directors and consultants or contractors to the Company or its subsidiaries who have or may have access to Inside Information and members of the immediate family or household of any such person. The Policy (and/or a summary thereof) is to be delivered to all new directors, employees, consultants and related individuals who are within the categories of covered persons upon the commencement of their relationships with the Company, and is to be circulated to all covered personnel at least annually.

In addition, the Company itself must comply with securities laws applicable to its own securities trading activities, and must not engage in any transaction involving a purchase or sale of its securities, including any offer to purchase or offer to sell or other disposition of its securities, when it is in possession of Material Nonpublic Information, as defined in the Policy, concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and the exceptions listed in the Policy to the extent applicable.

II.Designation of Certain Persons.

A.Section 16 Individuals.  All directors and executive officers of the Company are subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (“Section 16 Individuals”).

B.Other Persons Subject to Policy.  In addition, certain employees, consultants, and advisors of the Company as described in Section I above have, or are likely to have, from time to time access to Inside Information and together with the Section 16 Individuals, are subject to the Policy, including the pre-clearance requirement described in Section IV. A. below.

III.Appointment of Insider Trading Compliance Officer.

By adoption of this Policy, the Board has appointed Zvi Ben-David as the Company’s insider trading compliance officer (the “Compliance Officer”).  The Board shall have the power to designate other persons to act as the Compliance Officer.

IV.Duties of Compliance Officer.

The Compliance Officer has been designated by the Board to handle any and all matters relating to the Company’s insider trading compliance program.  Certain of those duties may be delegated to outside counsel with special expertise in securities issues and relevant law.  The duties of the Compliance Officer shall include the following:

A.Pre-clearing all transactions involving the Company’s securities by all officers and directors of the Company, the Company’s controller, the heads of sales and operations, the investor relations department of the Company and other employees of the Company who have routine access to Inside Information as determined by the Compliance Officer, who were notified that these additional restrictions apply to them, as well as members of the immediate family or household of such individuals, in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended.  Attached hereto as Exhibit B is a Pre-Clearance Checklist to assist the Compliance Officer’s performance of this duty.

B.Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals.

C.Serving as the designated recipient at the Company of copies of reports filed with the Securities and Exchange Commission by Section 16 Individuals under Section 16 of the Exchange Act.

D.Performing periodic reviews of available materials, which may include Forms 3, 4 and 5, Form 144, officers and director’s questionnaires, and reports received from the Company’s stock transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Inside Information.

E.Circulating the Policy (and/or a summary thereof) to all covered employees, including Section 16 Individuals, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Inside Information.

F.Assisting the Board in implementation of the Policy.

G.Coordinating with Company legal counsel regarding all securities compliance matters.

H.Retaining copies of all appropriate securities reports, and maintaining records of his activities as Compliance Officer.

ACKNOWLEDGEMENT

I hereby acknowledge that I have received a copy of DarioHealth Corp.’s Insider Trading Policy (the “Insider Trading Policy”).  Further, I certify that I have reviewed the Insider Trading Policy, understand the policies and procedures contained therein and agree to be bound by and adhere to Insider Trading Policy, the policies and procedures contained herein, and any related policies and procedures of the Company.

Dated:
Signature
Name:

Exhibit A

DarioHealth Corp.

INSIDER TRADING POLICY

and Guidelines with Respect to Certain Transactions in Company Securities

APPLICABILITY OF POLICY

This Policy applies to all transactions in the securities of DarioHealth Corp. (the “Company”) securities, including common stock, options and warrants to purchase common stock and any other securities the Company may issue from time to time, such as preferred stock and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options.  It applies to all officers and directors of the Company, all other employees of the Company and its subsidiaries, all secretaries and assistants supporting such directors, officers and employees, and consultants or contractors to the Company or its subsidiaries who have or may have access to Material Nonpublic Information (as defined below) regarding the Company (collectively, “Company Affiliated Persons”). Company Affiliated Persons and members of the immediate family or household of any such persons are sometimes referred to in this Policy as “Insiders.”  This Policy also applies to any trust or other estate in which an Insider has a substantial beneficial interest or as to which he or she serves as trustee or in a similar fiduciary capacity, and to any trust, corporation, partnership or other entity which the Insider controls, including venture capital partnerships. This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as such information is not publicly known.

In addition, the Company itself must comply with securities laws applicable to its own securities trading activities, and must not engage in any transaction involving a purchase or sale of its securities, including any offer to purchase or offer to sell or other disposition of its securities, when it is in possession of Material Nonpublic Information, concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and the exceptions listed in this Policy to the extent applicable.

The Company has adopted this Policy in order to ensure compliance with securities laws and to avoid even the appearance of improper conduct by anyone associated with the Company.  Failure to comply with these procedures could result in a serious violation of the securities laws by you and/or the Company and can result in both civil penalties and criminal fines and imprisonment.  The appearance of insider trading can cause a substantial loss of confidence in the Company and its shares on the part of the public and the securities markets.  This could result in an adverse impact on the Company and its shareholders. Accordingly, avoiding the appearance of engaging in share transactions on the basis of Material Nonpublic Information can be as important as avoiding a transaction actually based on such information.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

It is not possible to define all categories of material information.  However, information should be regarded as: (i) “material” if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities and (ii)

“nonpublic” if such information not been previously disclosed to the general public and is otherwise not available to the general public (all such information for purposes of this Policy is considered “Material Nonpublic Information”).  If there are any questions about whether a particular item of information is Material Nonpublic Information, do not act on it.  Check first with the insider trading compliance officer, (the “Compliance Officer”).

While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.  In addition, material information may be positive or negative.  Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Nonpublic information can be material even with respect to companies that do not have publicly traded stock, such as those with outstanding bonds or bank loans. Examples of such information may include:

❍	Financial results;
❍	Projections of future earnings or losses;
❍	Information regarding regulatory review of Company products;
❍	Sales and marketing information;
❍	Major contract awards, cancellations or write-offs;
❍	Joint ventures/commercial partnerships with third parties;
❍	Intellectual property and other proprietary/scientific information;
❍	News of a pending or proposed merger or acquisition;
❍	News of the disposition of material assets;
❍	Impending bankruptcy or financial liquidity problems;
❍	Expansion or curtailment of operations or the gain or loss of a substantial customer or supplier;
❍	New product announcements of a significant nature;
❍	Significant pricing changes;
❍	Events regarding the Company’s securities (e.g., stock splits, repurchases or changes in dividend policy);
❍	New equity or debt offerings, significant borrowings, or other material financial transactions;
❍	Significant litigation exposure due to actual or threatened litigation;
❍	Changes in control of the Company or major changes in senior management;
❍	Capital investment plans;
❍	Changes in dividend policy;
❍	Changes in auditors or auditor notification that the Company may no longer rely on an audit report; and
❍	Significant actions by regulatory bodies.

CERTAIN EXCEPTIONS

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plan (but not the sale of any shares underlying such stock options) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy.  Whether a gift is truly bona fide will depend on the circumstances surrounding each gift.  The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction”.  For example, gifts to charities, religious institutions and service organizations would likely not be “transactions”.  On the other hand, gifts to dependent children followed by a sale of the “gift” securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, make the gift non bona fide.

STATEMENT OF POLICY

General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

Specific Policies

1.Trading on Material Nonpublic Information.  With certain exceptions, no Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell or gift or other disposition of the Company’s securities, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material.  However, see Section 2 under “Permitted Trading Period” below for a full discussion of trading pursuant to a pre-established plan or by delegation.

As used herein, the term “Trading Day” shall mean a day on which national stock exchanges in the United States are open for trading.

2.Tipping.  No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

Regulation FD (Fair Disclosure) is an issuer disclosure rule implemented by the SEC that addresses selective disclosure of Material Nonpublic Information.  The regulation provides that when the Company, or person acting on its behalf, discloses material nonpublic information to certain enumerated persons (in general, securities market professionals and holders of the Company’s securities who may well trade on the basis of the information), it must make public disclosure of that information.  The timing of the required public disclosure depends on whether the selective disclosure was intentional or unintentional; for an intentional selective disclosure, the Company must make public disclosures simultaneously; for a non-intentional disclosure the Company must make public disclosure promptly. Under the regulation, the required public disclosure may be made by filing or furnishing a Form 8-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.

It is the policy of the Company that all communications with the press be handled only through our Chief Executive Officer or our investor/public relations firm.  Please refer all press, analyst or similar requests for information to the Company’s Chief Executive Officer and do not respond to any inquiries without prior authorization from the Company’s Chief Executive Officer.  If the Chief Executive Officer is unavailable, the Chief Executive Officer will designate another Company officer to fill this role.

3.Confidentiality of Nonpublic Information.  Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards or blogs) is strictly forbidden.  Each Company officer and employee has executed a confidentiality agreement in favor of the Company which must be complied with.  The Company’s Code of Ethics also governs this.

4.Duty to Report Inappropriate and Irregular Conduct.  All officers and employees, and particularly managers and/or supervisors, have a responsibility for maintaining integrity within the Company.   Consistent with the Company’s Code of Ethics, any violation of this Policy must be reported to the Company’s executive officers or to the Company’s Audit Committee.

POTENTIAL CRIMINAL AND CIVIL LIABILITY

AND/OR DISCIPLINARY ACTION

1.Liability for Insider Trading.  Insiders may be subject to penalties of up to $5,000,000 and up to twenty (20) years in jail for engaging in transactions in the Company’s securities at a time when they possess Material Nonpublic Information regarding the Company.  In addition, the SEC has the authority to seek a civil monetary penalty of up to three times the amount of profit gained or loss avoided by illegal insider trading.  “Profit gained” or “loss avoided” generally means the difference between the purchase or sale price of the Company’s stock and its value as measured by the trading price of the stock a reasonable period after public dissemination of the nonpublic information.

2.Liability for Tipping.  Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities.  The SEC has imposed large penalties even when the disclosing person did not profit from the trading.  The SEC, the stock exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA) use sophisticated electronic surveillance techniques to monitor and uncover insider trading.

3.Possible Disciplinary Actions.  Individuals subject to this Policy who violate this Policy shall also be subject to disciplinary action by the Company, which may include suspension, forfeiture of perquisites, ineligibility for future participation in the Company’s equity incentive plans and/or termination of employment or association with the Company.

PERMITTED TRADING PERIOD

1.Black-Out Period and Trading Window.  To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all Insiders refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period in any fiscal quarter commencing at the close of business on the second Trading Day following the date of public disclosure of the financial results for the prior fiscal quarter or year and ending on the twenty-fifth day of the third month of the fiscal quarter (the “Trading Window”).  If such public disclosure occurs on a Trading Day before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure.

The safest period for trading in the Company’s securities, assuming the absence of Material Nonpublic Information, is generally the first ten (10) Trading Days of the Trading Window.  It is the Company’s policy that the period when the Trading Window is “closed” is a particularly sensitive periods of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws.  This is because officers, directors and certain other employees will, as any quarter progresses, are increasingly likely to possess Material Nonpublic Information about the expected financial results for the quarter.  The purpose of the Trading Window is to avoid any unlawful or improper transactions or even the appearance of any such transactions.

It should be noted that even during the Trading Window any person possessing Material Nonpublic Information concerning the Company shall not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days.  The Company has adopted the policy of delaying trading for “at least two Trading Days” because the securities laws require that the public be informed effectively of previously undisclosed material information before Insiders trade in the Company’s stock.  Public disclosure may occur through a widely disseminated press release or through filings, such as Forms 10-Q and 8-K, with the SEC.  Furthermore, in order for the public to be effectively informed, the public must be given time to evaluate the information disclosed by the Company.  Although the amount of time necessary for the public to evaluate the information may vary depending on the complexity of the information, generally two (2) Trading Days is a sufficient period of time.

From time to time, the Company may also require that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public.  In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and may not disclose to others the fact of such suspension of trading.

Although the Company may from time to time require during a Trading Window that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading.  Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Notwithstanding these general rules, Insiders may trade outside of the Trading Window provided that such trades are made pursuant to a pre-established plan (a so called “10b5-1 plan”) or by delegation; these alternatives are discussed in the next section.

2.Trading According to a Pre-established Plan or by Delegation.   Trading which is not “on the basis of” material non-public information may not give rise to insider trading liability.  The SEC has adopted Rule 10b5-1 under which insider trading liability can be avoided if Insiders follow very specific procedures.  In general, such procedures involve trading according to pre-established instructions (a “Pre-established Trade”).

Pre-established Trades must:

(a)Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future.  For example, an Insider can contract to sell his or her shares on a specific date, or simply delegate such decisions to an investment manager, 401(k) plan administrator or similar third party.  This documentation must be provided to the Company’s Compliance Officer;

(b)Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing.  For example, the Insider can buy or sell shares in a specific amount and on a specific date each month, or according to a pre-established percentage (of the Insider’s salary, for example) each time that the share price falls or rises to pre-established levels.  In the case where trading decisions have been delegated, the specific amount, price and timing need not be provided;

(c)Be implemented at a time when the Insider does not possess material non-public information.  As a practical matter, this means that the Insider may set up Pre-established Trades, or delegate trading discretion, only during a “Trading Window” (discussed in Section 1, above); and,

(d)Remain beyond the scope of the Insider’s influence after implementation.  In general,

the Insider must allow the Pre-established Trade to be executed without changes to the accompanying instructions, and the Insider cannot later execute a hedge transaction that modifies the effect of the Pre-established Trade.  An Insider wishing to change the amount, price or timing of a Pre-established Trade, or terminate a Pre-established Trade, can do so only during a “Trading Window” (discussed in Section 1, above).  If the Insider has delegated decision-making authority to a third party, the Insider cannot subsequently influence the third party in any way and such third party must not possess material non-public information at the time of any of the trades.

Prior to implementing a pre-established plan for trading, all officers and directors must receive the approval for such plan from the Compliance Officer.

3.Pre-Clearance of Trades.  Even during a Trading Window, all officers and directors of the Company, the Company’s controller, the investor relations department of the Company and other employees of the Company who have routine access to Material Nonpublic Information as determined by the Compliance Officer, who were notified that these additional restrictions apply to them (collectively, “Access Insiders”), as well as members of the immediate family or household of such Access Insiders, must comply with the Company’s “pre-clearance” process prior to trading in the Company’s securities, implementing a pre-established plan for trading, or delegating decision-making authority over the Insider’s trades.  To do so, each Access Insider must contact the Compliance Officer prior to initiating any of these actions.  The Company may also find it necessary, from time to time, to require compliance with the pre-clearance process from certain employees, consultants and contractors, other than and in addition to Access Insiders.

4.Individual Responsibility.  As Insiders, every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has established a Trading Window applicable to that Insider or any other Insiders of the Company.  Each individual, and not necessarily the Company, is responsible for his or her own actions and will be individually responsible for the consequences of their actions.  Therefore, appropriate judgment, diligence and caution should be exercised in connection with any trade in the Company’s securities.  An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

5.Exceptions to the Policy.  Any exceptions to this Policy may only be made by advance written approval of each of: (i) the Company’s President, (ii) the Compliance Officer and (iii) the Chairman of the Audit Committee of the Company’s Board of Directors.  Any such exceptions shall be immediately reported to the remaining members of the Board of Directors.

APPLICABILITY OF POLICY TO INSIDE INFORMATION

REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s partners, customers, vendors or suppliers (“Business Partners”), when that information is obtained in the course of employment with, or other services performed on behalf of the Company.  Civil and criminal penalties, as well as termination of employment, may result from trading on inside information regarding the Company’s Business Partners.  All employees should treat Material Nonpublic Information about the Company’s Business Partners with the same care as is required with respect to information relating directly to the Company.

RULE 144 AND SECTION 16 MATTERS FOR DIRECTORS AND OFFICERS

Directors and principal officers of the Company must also comply with Rule 144, or another applicable exemption from registration if selling any securities.  The practical effect of Rule 144 is that directors and officers who sell the Company’s securities may be required to comply with a number of requirements including holding period, volume limitation, manner of sale and SEC filing requirements.  The Company may provide separate memoranda and other appropriate materials to its directors and officers regarding compliance with Rule 144.  In addition, purchases and sales (or sales and purchases) of Company common stock occurring within any six-month period in which profit is realized result in illegal “short-swing profits,” as further described below.  The prohibition against short-swing profits is found in Section 16 of the Exchange Act.  Section 16 contains a prohibition against profitable “insider trading” in a company’s securities within any six-month period regardless of the presence or absence of Material Nonpublic Information that may affect the market price of those securities.  Each executive officer, director and 10% shareholder of the Company is subject to the prohibition against short-swing profits under Section 16.  Such persons are required to file Forms 3, 4 and 5 reports reporting his or her initial ownership of the Company’s common stock and any subsequent changes in such ownership. The Sarbanes-Oxley Act of 2002 requires officers and directors  who must report transactions on Form 4 to do so by the end of the second business day following the transaction date.  Profit realized, for the purposes of Section 16, is calculated generally to provide maximum recovery by the Company. The measure of damages is the profit computed from any purchase and sale or any sale and purchase within the short-swing (i.e., six-month) period, without regard to any setoffs for losses, any first-in or first-out rules, or the identity of the shares of common stock.  This approach sometimes has been called the “lowest price in, highest price out” rule. The Company may provide separate memoranda and other appropriate materials to its directors and officers regarding compliance with Section 16.

SPECIFIC REQUIREMENTS

1.Speculative Trading.  No Insider may engage in transactions of a speculative nature at any time.  All Insiders are prohibited from short selling the Company’s securities or engaging in transactions involving the Company’s based derivative securities.  A short sale, for these purposes, means any transaction whereby one may benefit from a decline in the price of the Company’s securities.  “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock.  This prohibition includes, but is not limited to, trading in the Company’s put and call option contracts, transacting in straddles, hedging or monetization transaction with respect to the Company’s securities, and the like.  In addition, no Insider shall engage in a transaction with respect to securities of the Company if he or she owns the security, but does not deliver it against such sale (a “short sale against the box”) within twenty days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation.  The above does not derogate from Insiders’ right to hold and exercise options or other derivative securities granted under the Company’s employee share option or equity incentive plans as long as such exercise is not prohibited by this Policy.

2.Post-Termination Transactions.  If an Insider is aware of Material Nonpublic Information at the time such Insider’s association with the Company is terminated, whether by the Insider or the Company, the Insider may not trade in Company securities until such information is no longer material or until two Trading Days after such information has become public.  In addition, if the Company is not in a Trading Window at the time such association with the Company is terminated, the Insider may not trade in Company securities until two Trading Days after the next announcement of quarterly earnings or of the material, non-public information.

3.Ad hoc Restrictions.  The Compliance Officer has the authority to impose restrictions on trading in the Company’s securities by appropriate individuals at any time.  In such event, the Compliance Officer will notify the affected individuals, either personally, by email or by voicemail, to inform them of the restrictions.

4.Open Orders.  Any Insider who has placed a limit order or open instruction to buy or sell the Company’s securities shall bear responsibility for canceling such instructions immediately upon becoming in possession of Material Nonpublic Information.

INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the Compliance Officer.

Exhibit B

DARIOHEALTH CORP.

INSIDER TRADING COMPLIANCE PROGRAM - PRE-CLEARANCE CHECKLIST

Individual Proposing to Trade:

Number of Shares covered by Proposed Trade:

Date:

	Trading Window. Confirm that the trade will be made during the Company’s “trading window.”



Section 16 Compliance.  Confirm, if the individual is subject to Section 16, that the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions.  Also, ensure that a Form 4 has been or will be completed and will be timely filed.

	Prohibited Trades. Confirm, if the individual is subject to Section 16, that the proposed transaction is not a “short sale,” put, call or other prohibited or strongly discouraged transaction.

	Rule 144 Compliance. Confirm that:

	Current public information requirement has been met;

	Shares are not restricted or, if restricted, the one year holding period has been met;

	Volume limitations are not exceeded (confirm that the individual is not part of an aggregated group);

	The manner of sale requirements have been met; and

	The Notice of Form 144 Sale has been completed and filed.



Rule 10b-5 Concerns.  Confirm that (i) the individual has been reminded that trading is prohibited when in possession of any material information regarding the Company that has not been adequately disclosed to the public, and (ii) the Insider Trading Compliance Officer has discussed with the individual any information known to the individual or the Insider Trading Compliance Officer which might be considered material, so that the individual has made an informed judgment as to the presence of inside information.

Signature of Insider Trading Compliance Officer